                                   SECURITIES
                             AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               Steiner Leisure Ltd
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)
                                    P8744Y102

                                ----------------
                                 (CUSIP Number)

                                   06/18/2007


            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check appropriate box to designate the rule pursuant to which this
Schedule is filed:

   | |      Rule 13d-1(b)

   |X|      Rule 13d-1(c)

   |_|      Rule 13d-1(d)

CUSIP No. P8744Y102                       13G                 Page 1 of 1 Pages



--------------------------------------------------------------------------------
 1    Name of Reporting Persons/I.R.S. Identification Nos. of
      Above Persons (Entities Only).

         Pictet Asset Management SA ("PAM SA")

         The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM SA.

--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group     (a) / /
                                                           (b) / /

--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization
         Pictet Asset Management SA - Switzerland
--------------------------------------------------------------------------------
                               5    Sole Voting Power:
                                       Pictet Asset Management SA:
          NUMBER OF                 862,750

           SHARES              -------------------------------------------------
                               6    Shared Voting Power:
        BENEFICIALLY                   Pictet Asset Management SA:  None

          OWNED BY
                               ------------------------------------------------
            EACH               7    Sole Dispositive Power:
                                       Pictet Asset Management SA:
          REPORTING                 862,750

           PERSON              ------------------------------------------------
                               8    Shared Dispositive Power:
            WITH                       Pictet Asset Management SA:  None


-------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person
         Pictet Asset Management SA:  862,750


--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares / /

--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)
         Pictet Asset Management SA:  5.05%


--------------------------------------------------------------------------------
12    Type of Reporting Person:
         Pictet Asset Management SA:  IA


--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer: Steiner Leisure Ltd

      (b)   Address of Issuer's Principal Executive Offices:

                       Suite 104A, Saffrey Square
                       Nassau
                       Bahamas


Item 2

      (a)   Names of Person Filing:

            Pictet Asset Management SA("PAM SA")

      (b)   Address of Principal Business Office or, if none, Residence:

                       Pictet Asset Management SA:
                                       60 ROUTE DES ACACIAS
                                       GENEVA 73
                                       SWITZERLAND
                                       CH-12 11


      (c)   Citizenship:
                Pictet Asset Management SA:  United Kingdom

      (d)   Title of Class Securities: COMMON STOCK

      (e)  CUSIP Number: P8744Y102


Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

      Not applicable.

Item 4. Ownership

   The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM SA.

      (a)   Amount Beneficially Owned:

               Pictet Asset Management SA: 862,750

      (b)   Percent of Class:

               Pictet Asset Management SA:  5.05%

      (c)   Number of shares as to which such person has:

        Pictet Asset Management SA:
               (i)      sole power to vote or to direct the vote: 862,750

               (ii)     shared power to vote or to direct the vote: None
               (iii) sole power to dispose or to direct the disposition of: 862,750
               (iv) shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

       Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of the Group

      Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date :19th June 2007

                                             /s/ David Cawthrow
                                             --------------------
                                             David Cawthrow
                                             Chief Compliance Officer


                         AGREEMENT OF REPORTING PERSONS

     The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.



     Pictet Asset Management SA

     By:/s/ David Cawthrow
        ----------------------------------------
        David Cawthrow, Chief Compliance Officer